UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Capella Education Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

139594 10 5

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 139594 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Forstmann Little & Co. Equity Partnership-VI, L.P. (“Forstmann VI”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 875,336

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 875,336

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 875,336

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.5%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 139594 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Forstmann Little & Co. Equity Partnership-VII, L.P. (“Forstmann VII”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 144,397

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 144,397

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 144,397

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.9%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 139594 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Forstmann Little & Co. Subordinated Debt and Equity Buyout Partnership-VIII, L.P. (“Forstmann VII”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 86,639

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 86,639

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,639

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.5%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 139594 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FLC XXXII Partnership, L.P. (“FLC XXXII”) (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,019,733

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,019,733

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,019,733

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.4%

12.	Type of Reporting Person (See Instructions) PN

(1)  The shares of Stock are owned directly by Forstmann VI and Forstmann VII and are also reflected on the cover pages for Forstmann VI and Forstmann VII.  Each of Forstmann VI and Forstmann VII disclaims beneficial ownership of shares owned by each other entity.  The general partner of Forstmann VI and Forstmann VII is FLC XXXII.  The general partners of FLC XXXII are Theodore J. Forstmann, Winston W. Hutchins, and T. Geoffrey McKay.  Accordingly, each of the individuals named above, other than Mr. McKay for the reason described below, may be deemed the beneficial owner of shares owned by Forstmann VI and Forstmann VII.  Mr. McKay does not have any voting or investment power with respect to, or any economic interest in, the shares of Stock held by Forstmann VI or Forstmann VII and, accordingly, Mr. McKay is not deemed to be a beneficial owner of these shares.

CUSIP No. 139594 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) I.R.S. Identification Nos. of above persons (entities only) FLC XXXIII Partnership, L.P. (“FLC XXXIII”) (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 86,639

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 86,639

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,639

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.5%

12.	Type of Reporting Person (See Instructions) PN

(1)  The shares of Stock are owned directly by Forstmann VIII and are also reflected on the cover page for Forstmann VIII.  The general partner of Forstmann VIII is FLC XXXIII.  The general partners of FLC XXXIII are Theodore J. Forstmann, Winston W. Hutchins, and T. Geoffrey McKay.  Accordingly, each of the individuals named above, other than Mr. McKay for the reason described below, may be deemed the beneficial owner of shares owned by Forstmann VIII.  Mr. McKay does not have any voting or investment power with respect to, or any economic interest in, the shares of Stock held by Forstmann VIII and, accordingly, Mr. McKay is not deemed to be a beneficial owner of these shares.

CUSIP No. 139594 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) I.R.S. Identification Nos. of above persons (entities only) Theodore J. Forstmann (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,106,372

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,106,372

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,106,372

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.9%

12.	Type of Reporting Person (See Instructions) IN

(1)  The shares of Stock are owned directly by Forstmann VI, Forstmann VII and Forstmann VIII and are also reflected on the cover pages for Forstmann VI, Forstmann VII, Forstmann VIII and Winston W. Hutchins.  Each of Forstmann VI, Forstmann VII and Forstmann VIII disclaims beneficial ownership of shares owned by each other entity.  The general partner of Forstmann VI and Forstmann VII is FLC XXXII and the general partner of Forstmann VIII is FLC XXXIII.  The general partners of FLC XXXII and FLC XXXIII are Theodore J. Forstmann, Winston W. Hutchins, and T. Geoffrey McKay.  Accordingly, each of the individuals named above, other than Mr. McKay for the reason described below, may be deemed the beneficial owner of shares owned by Forstmann VI, Forstmann VII and Forstmann VIII.  Mr. McKay does not have any voting or investment power with respect to, or any economic interest in, the shares of Stock held by Forstmann VI, Forstmann VII or Forstmann VIII and, accordingly, Mr. McKay is not deemed to be a beneficial owner of these shares.

CUSIP No. 139594 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) I.R.S. Identification Nos. of above persons (entities only) Winston W. Hutchins (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,106,372

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,106,372

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,106,372

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.9%

12.	Type of Reporting Person (See Instructions) IN

(1)  The shares of Stock are owned directly by Forstmann VI, Forstmann VII and Forstmann VIII and are also reflected on the cover pages for Forstmann VI, Forstmann VII, Forstmann VIII and Theodore J. Forstmann.  Each of Forstmann VI, Forstmann VII and Forstmann VIII disclaims beneficial ownership of shares owned by each other entity.  The general partner of Forstmann VI and Forstmann VII is FLC XXXII and the general partner of Forstmann VIII is FLC XXXIII.  The general partners of FLC XXXII and FLC XXXIII are Theodore J. Forstmann, Winston W. Hutchins, and T. Geoffrey McKay.  Accordingly, each of the individuals named above, other than Mr. McKay for the reason described below, may be deemed the beneficial owner of shares owned by Forstmann VI, Forstmann VII and Forstmann VIII.  Mr. McKay does not have any voting or investment power with respect to, or any economic interest in, the shares of Stock held by Forstmann VI, Forstmann VII or Forstmann VIII and, accordingly, Mr. McKay is not deemed to be a beneficial owner of these shares.

Item 1.
	(a)	Name of Issuer Capella Education Company (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 225 South 6th Street, 9th Floor Minneapolis, MN 55402

Item 2.
(a)

Name of Person Filing
This statement on Schedule 13G is being filed jointly by (1) Forstmann Little & Co. Equity Partnership-VI, L.P. (“Forstmann VI”), (2) Forstmann Little & Co. Equity Partnership-VII, L.P. (“Forstmann VII”), (3) Forstmann Little & Co. Subordinated Debt and Equity Buyout Partnership-VIII, L.P. (“Forstmann VIII”), (5) FLC XXXII Partnership, L.P. (“FLC XXXII”), (6) FLC XXXIII Partnership, L.P. (“FLC XXXIII”) (6) Theodore J. Forstmann and (7) Winston W. Hutchins.  The persons described in items (1) through (7) are referred to herein as the “Reporting Persons.”

	(b)	Address of Principal Business Office or, if none, Residence Each Reporting Person has its or his principal business office at:
c/o Forstmann Little & Co. 767 Fifth Avenue, 44th Floor New York, New York 10153
(c)

Citizenship
Forstmann VI, Forstmann VII and Forstmann VIII are limited partnerships organized in the state of Delaware.

FLC XXXII and FLC XXXIII are limited partnerships organized in the state of New York.
Theodore J. Forstmann and Winston W. Hutchins are citizens of the United States.

	(d)	Title of Class of Securities This Statement relates to shares of the common stock of the Issuer, par value $0.01 per share (the “Stock”).
	(e)	CUSIP Number 139594 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

The Reporting Persons beneficially own 1,106,372 shares of Stock of the Issuer.

The shares of Stock are owned directly by Forstmann VI (875,336 shares), Forstmann VII (144,397 shares) and Forstmann VIII (86,639 shares).  Each of Forstmann VI, Forstmann VII and Forstmann VIII disclaims beneficial ownership of shares owned by the other entities.  The general partner of Forstmann VI and Forstmann VII is FLC XXXII and the general partner of Forstmann VIII is FLC XXXIII.  The general partners of FLC XXXII and FLC XXXIII are Theodore J. Forstmann, Winston W. Hutchins, and T. Geoffrey McKay.  Accordingly, each of the individuals named above, other than Mr. McKay for the reason described below, may be deemed the beneficial owner of shares owned by Forstmann VI, Forstmann VII and Forstmann VIII.  Mr. McKay does not have any voting or investment power with respect to, or any economic interest in, the shares of Stock held by Forstmann VI, Forstmann VII or Forstmann VIII and, accordingly, Mr. McKay is not deemed to be a beneficial owner of these shares.

(b)

Percent of class:
The Reporting Persons beneficially own approximately 6.9% of the outstanding shares of Stock of the Issuer, based upon 15,965,770 shares of Stock outstanding as reported on the Issuer’s 424(b)(1) filed with the Securities and Exchange Commission on November 13, 2006.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2007

Forstmann Little & Co. Equity Partnership-VI, L.P.

	By:	FLC XXXII Partnership, L.P., its general partner

	By:	/s/ Winston W. Hutchins
Name: Winston W. Hutchins
Title: General Partner

Forstmann Little & Co. Equity Partnership-VII, L.P.

	By:	FLC XXXII Partnership, L.P., its general partner

	By:	/s/ Winston W. Hutchins
Name: Winston W. Hutchins
Title: General Partner

Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P.

	By:	FLC XXXIII Partnership, L.P., its general partner

	By:	/s/ Winston W. Hutchins
Name: Winston W. Hutchins
Title: General Partner

FLC XXXII Partnership, L.P., its general partner

	By:	/s/ Winston W. Hutchins
Name: Winston W. Hutchins
Title: General Partner

FLC XXXIII Partnership, L.P., its general partner

	By:	/s/ Winston W. Hutchins
Name: Winston W. Hutchins
Title: General Partner

Theodore J. Forstmann

/s/ Theodore J. Forstmann
Name:Theodore J. Forstmann

Winston W. Hutchins

/s/ Winston W. Hutchins
Name: Winston W. Hutchins

Index Exhibit

SCHEDULE 13G

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement